THE DENALI FUND ANNOUNCES EXTENSION OF TIME FOR CASH TENDER OFFER FOR ITS OUTSTANDING AUCTION PREFERRED SHARES

BOULDER, Colorado (Business Wire) – July 15, 2010 - The Denali Fund Inc. (NYSE: DNY) announced today that it has amended its cash tender offer for up to 400 of its outstanding Series A auction preferred shares ("APS Shares").  The amendment extends the expiration date of the offer until 5:00 P.M., Eastern Daylight Time, August 3, 2010, or such later date to which the offer is further extended at the discretion of the Fund.   The guarantee period is similarly extended until 5:00 P.M., Eastern Daylight Time, August 6, 2010.  The purchase price remains unchanged at 85% of the liquidation preference of $25,000 per share (or, $21,250 per share).  All other terms and conditions of the tender offer remain unchanged.

The Fund commenced its tender offer on May 18, 2010, at a purchase price of $18,750 per share, net to the seller in cash, which represented 75% of the liquidation preference of $25,000 per share.  The offer originally expired on June 16th, but was subsequently extended until June 30th and then to July 15th; increasing the price to $20,000 per share and $21,250 per share, respectively.

Additional terms and conditions of the tender offer are set forth in the Fund's tender offer materials, which have been distributed to holders of APS Shares. Morrow & Co., LLC serves as information agent for the tender offer and The Colbent Corporation serves as the depository.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell common stock or APS Shares of the Fund. The tender offer is being made only by an offer to purchase APS Shares.  Offering materials including an offer to purchase, a related letter of transmittal and other documents have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov or from the information agent by calling 1-800-662-5200. Holders of the APS Shares should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

The Denali Fund Inc. is a non-diversified, closed-end management investment company managed by Boulder Investment Advisers, LLC and Stewart Investment Advisers.   More information on the Fund can be found on the web at www.thedenalifund.com.

Company Contact:
Nicole Murphey
(303) 449-0426

Information Agent Contact:
Morrow & Co., LLC
John Ferguson
(800) 662-5200
(203) 658-9400